Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2004

Millipore Corporation

(Name of issuer of the securities held Pursuant to the Plan)

290 Concord Road

Billerica, Massachusetts 01821

(Address of the principal executive office of the issuer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Millipore Corporation
Employees’ Participation and Savings Plan

By:	/s/ Jeffrey Rudin
Jeffrey Rudin
Committee for Administration of the Millipore Corporation
Employees’ Participation and Savings Plan

Date: June 28, 2005

Millipore Corporation

Employees’ Participation and Savings Plan

*	Certain supplemental schedules have been omitted either as they are not required or because the required information has been included elsewhere in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Millipore Corporation Employees’ Participation and Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held that accompanies the Plan’s financial statements does not disclose the historical cost of non-participant directed Plan investments. This information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 24, 2005

Millipore Corporation

Employees’ Participation and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$185,524,167	$167,176,515
Contributions receivable:
Participation account	5,549,478	5,372,230
Savings account	104,251	—

Total assets	191,177,896	172,548,745

Liabilities
Excess contributions due to participants	(140,425)	—
Excess contributions due to employer	(2,235)	—

Total liabilities	(142,660)	—

Net assets available for plan benefits	$191,035,236	$172,548,745

The accompanying notes are an integral part of these financial statements.

Millipore Corporation

Employees’ Participation and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2004

Investment income:
Dividends and interest	$1,811,999
Net appreciation in fair value of investments	13,537,322

Total investment income	15,349,321

Contributions:
Employer contributions:
Participation account	5,549,478
Savings account	1,860,167
Employee savings account contributions	8,737,941

Total contributions	16,147,586

Benefit payments	(13,010,416)

Net increase	18,486,491

Net assets available for plan benefits at beginning of year	172,548,745

Net assets available for plan benefits at end of year	$191,035,236

The accompanying notes are an integral part of these financial statements.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The following description of the Millipore Corporation (the “Company”) Employees’ Participation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended and restated effective January 1, 1997 except for certain administrative amendments and those made to conform with changes in the Internal Revenue Code (the “IRC”).

The Plan includes a profit sharing feature (the “Participation Account”), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with the Company, and a savings feature (the “Savings Account”), which covers only U.S. employees. Eligible employees can contribute to the Savings Account upon service commencement date, and the Company match will begin after one year of continuous service.

T. Rowe Price Retirement Plan Service, Inc. serves as recordkeeper of the Plan. T. Rowe Price Trust Company serves as trustee and custodian of the Plan.

Contributions

Under the Participation Account, the Company makes discretionary contributions to the Plan of a percentage of the Company’s profits as designated by the Company’s Board of Directors. Contributions and plan earnings are allocated to participants’ accounts based on participants’ compensation during the year for which the contribution is made and are invested in the Millipore Asset Allocation Fund.

Under the Savings Account, participants may elect to contribute amounts ranging from 1% to 35% of their eligible compensation on a pre-tax basis subject to certain limitations. All participants who have attained age 50 before the close of a Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the IRC. All participants with 10 or more years of service receive a Company match of 50% of their contribution up to 6% of their eligible compensation. Participants with less than 10 years of service receive a Company match of 25% of their contribution up to 6% of their eligible compensation.

Participant Accounts

With respect to the Savings Account, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, account earnings and charged with an allocation of certain administrative expenses to the extent those expenses are not borne by the Company. Participants are permitted to invest in one or more of the investment vehicles offered, pursuant to the provisions of the Plan.

The Company’s contribution to the Participation Account and plan earnings are allocated to the participant’s account. Investments are made in the Millipore Asset Allocation Fund.

Vesting

All participants are fully vested in their accounts at all times.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Investment Options

A participant may direct contributions under the Savings Account into any of the following investment options:

American EuroPacific Growth Fund

Dodge and Cox Stock Fund

Millipore Common Stock

Pimco Total Return Fund

Royce Low-Priced Stock Fund

RS Emerging Growth Fund, Class A

T. Rowe Price Balanced Fund

T. Rowe Price Blue Chip Growth Fund

T. Rowe Price Equity Index Trust

T. Rowe Price Summit Cash Reserves Fund

Van Kampen Emerging Growth Fund, Class A

Wasatch Small Cap Growth Fund

Weitz Series Fund Value Portfolio

Non-participant directed investments (Participation Account) are invested in the Millipore Asset Allocation Fund, which is comprised of the following Grantham, Mayo, Van Otterloo Co., LLC (“GMO”) mutual funds:

GMO Domestic Bond Fund III

GMO US Core Fund III

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of: (1) the amount of their total account balance (excluding the Participation Account); (2) the greater of $10,000 or one-half of their total account balance (excluding the Participation Account); or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Generally, loan terms range from 1 to 5 years; except that a loan for the purchase of a principal place of residence may have a term of up to 15 years. Loan interest rates are updated monthly. As of December 31, 2004 and 2003, interest rates on participant loans ranged from 4.0% to 9.5% and 4.0% to 10.0%, respectively. The entire amount of the participant’s account serves as collateral for the loan.

Payment of Benefits

Participants who are 59 1/2 years or older may, at any time, withdraw amounts contributed to the Plan by and on behalf of them, including income earned. In the event of a participant’s death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their savings account for certain hardships that result from medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of post secondary education for the participant, their spouse, children or dependents. The Committee for the Administration of the Employees’ Participation and Savings Plan of Millipore Corporation determines the existence of hardship. Participation Account contributions and income earned may be transferred to the Retirement Plan for Employees of Millipore Corporation for distribution in accordance with its provisions upon meeting certain requirements as outlined in the Plan document.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Administrative Expenses

Generally, administrative expenses of the Plan are paid by the Company. However, certain expenses related to recordkeeping and investment activities charged by the Plan’s custodian are paid by the Plan. The Plan administrator is the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustees to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Investments in mutual funds are valued at their net asset value on the last business day of the year, representing the value at which shares of the mutual funds may be purchased or redeemed. Common stocks are valued at the last reported sales price on the last business day of the year. Participant loans are valued at principal plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Net appreciation (depreciation) on fair value of investments includes realized gains and losses and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

Risks and Uncertainties

The Plan allows for various investment options in a variety of mutual funds and Millipore common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Contributions

Contributions from the Company under the Participation Account are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan. Employee contributions and employer match are recorded in the period in which the employee payroll deductions are made.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Payment of Benefits

Benefit payments are recorded when paid.

Excess Contributions Payable

The Plan provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements. As of December 31, 2004, $142,660 has been accrued as excess contributions payable to certain participants and the Company. Benefit payments in the statement of changes in net assets available for benefits have been adjusted for this amount. The return of these excess contributions allows the Plan to comply with statutory requirements.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were administrative expenses paid to the trustee during the year. These transactions, as well as participant loans, also qualify as party-in-interest transactions.

The Plan invests in the common stock of Millipore Corporation, the employer. Transactions in Millipore common stock are party-in-interest transactions. Purchases and sales of Millipore common stock for the year ended December 31, 2004 totaled $1,120,184 and $2,346,967, respectively.

3.	Investments

The following table presents the fair value of the Plan’s investments as of December 31:

	2004		2003
GMO Domestic Bond Fund**	$32,913,136	*	$31,033,357	*
GMO US Core Fund III**	49,258,159	*	43,405,379	*
Millipore Common Stock	6,287,723		6,539,280
T. Rowe Price Balanced Fund	15,886,354	*	13,421,282	*
T. Rowe Price Blue Chip Growth Fund	11,901,297	*	11,356,346	*
T. Rowe Price Equity Index Trust	12,758,201	*	11,650,177	*
T. Rowe Price Summit Cash Reserves Fund	10,362,664	*	10,855,803	*
Van Kampen Emerging Growth Fund, Class A	8,830,883		8,579,103	*
Other mutual funds	34,321,077		26,485,596
Other common stock	—		1,055,861
Participant Loans	3,004,673		2,794,331

Total investments at fair value	$185,524,167		$167,176,515

*      Investments that represent 5% or more of the Plan’s assets at the end of the year

**    Non-participant directed investments

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

Mutual funds	$12,611,125
Common stock	926,197

Net appreciation	$13,537,322

4.	Non-Participant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the non-participant directed investments, the Participation Account, is as follows:

	December 31,
	2004	2003
Assets:
Mutual funds	$82,171,295	$77,655,026
Contribution receivable	5,549,478	5,372,230

Total	$87,720,773	$83,027,256

Year Ended December 31, 2004
Increase (decrease) in assets:
Contributions	$5,527,031
Net appreciation	6,025,062
Benefits paid to participants	(6,858,576)

Change in assets	$4,693,517

5.	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated company or approval by the Company’s Board of Directors to terminate the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of their account.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

6.	Tax Status

No provision for income taxes has been included in the Plan’s financial statements, as the Plan qualifies as a tax-exempt entity under section 401 of the IRC. The Internal Revenue Service has determined and informed the Company, by a letter dated May 31, 2002, that the Plan is designed in accordance with applicable sections of the IRC. To the best of its knowledge, the Company believes that the Plan is currently in compliance with the provisions of the IRC.

Millipore Corporation

Employees’ Participation and Savings Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

Issuers	Description of Investments	Shares/ Interest Rates	Cost	Current Value
American Funds	EuroPacific Growth Fund	114,448	***	$4,035,446
Dodge and Cox	Stock Fund	54,357	***	7,078,373
Grantham, Mayo, Van Otterloo Co., LLC	GMO Domestic Bond Fund III **	3,344,831	***	32,913,136
Grantham, Mayo, Van Otterloo Co., LLC	GMO US Core Fund III **	3,474,728	***	49,258,159
Millipore Corporation	Common Stock *	126,234	***	6,287,723
Pimco Mutual Funds	Total Return Fund	502,959	***	5,366,575
The Royce Funds	Low-Priced Stock Fund	357,988	***	5,487,961
RS Investment Management	Emerging Growth Fund, Class A	193,756	***	6,269,940
T. Rowe Price	Balanced Fund *	806,414	***	15,886,354
T. Rowe Price	Blue Chip Growth Fund *	384,906	***	11,901,297
T. Rowe Price	Equity Index Trust *	373,374	***	12,758,201
T. Rowe Price	Summit Cash Reserves Fund *	10,362,664	***	10,362,664
Van Kampen Investment Advisory Corporation	Emerging Growth Fund, Class A	228,424	***	8,830,883
Wasatch Funds	Small Cap Growth Fund	86,892	***	3,428,777
Weitz & Company	Weitz Value Fund	70,398	***	2,654,005
	Participant Loans *	4.0% to 9.5%		3,004,673

	Total investments			$185,524,167

*	Denotes party-in-interest.
**	Denotes non-participant directed investment.
***	Historical cost information is not available.

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm